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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2012
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 4, 2012.

2011 Annual Financial Report

        Milan, Italy—April 4, 2012—The 2011 annual financial report (including the Company's Consolidated Financial Statements), the related reports of the Company's independent registered public accounting firm and the Board of Statutory Auditors, the Annual Report on Corporate Governance and Ownership Structure, the Remuneration Report and information required by article 36 of CONSOB regulation n. 16191/2007 for Extra European Union (UE) subsidiaries are available at the Company's registered office and at Borsa Italiana S.p.A. (www.borsaitaliana.it) and on the Company's website, www.luxottica.com.

        The financial statements of subsidiary and affiliated companies according to article 2429 of the Italian Civil Code are also available at the registered office of the Company.

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Report of Independent Registered Public Accounting Firm.
99.2	Consolidated Financial Statements as of December 31, 2011 and Notes to the Consolidated Financial Statements as of December 31, 2011.
99.3	Management Report on the Consolidated Financial Statements as of December 31, 2011.
99.4	2011 Report on Corporate Governance and Ownership Structure.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
Date: April 4, 2012	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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2011 Annual Financial Report
EXHIBIT INDEX